FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑

Banco Santander, S.A.

Item

1	Press Release regarding third quarter 2011 results dated October 27, 2011

Press Release
JANUARY-SEPTEMBER 2011 RESULTS
Banco Santander registered attributable profit
of EUR 5.303 billion, a decline of 13%
•
Banco Santander’s objective is to attain 10% core capital by June 2012, above the new capital requirements, without the need to issue capital, while maintaining its dividend policy. At the close of the third quarter 2011, core capital stood at 9.42% under the current regulation.

•	New mark-to-market accounting rules of public debt will have an impact of EUR 1.5 billion of common equity.
•
REVENUES: Group revenues increased 6% in the first nine months of the year. For the second time, these were above EUR 11,000 million in a single quarter, with an increase of 2% in basic revenues of Santander’s branch network in Spain.

•	VOLUME: Loans stood at EUR 734,302 million and deposits at EUR 619,911 million, both increasing around 3%.
•
NPLs: The Group’s NPL ratio came to 3.86%, with declines in Latin America, Santander Consumer Finance and Sovereign. In Spain, they increased to 5.15% due to the decline in loans, while still below the sector average.

•
DIVERSIFICATION: Latin America contributed 45% of profit (Brazil, 25%); Continental Europe, 32% (Spain, 10%); U.K., 18% (excluding the extraordinary fund created in the second quarter), and Sovereign (US), 5%.

•	Latin America: Attributable profit increased 3%, to EUR 3,528 million. Loans grew by 19% and deposits 8% • Brazil registered profit of EUR 1,973 million, down 4%. Loans increased 19% and deposits 4%.
•	Continental Europe: Attributable profit fell 17% to EUR 2,269 million. Loans remained stable and deposits grew 3%.
•
United Kingdom: Attributable profit stood at EUR 757 million following the creation in the second quarter of the EUR 620 million fund to cover the sale of payment protection insurance. Loans were up 1% and deposits 4%.

•	United States: Attributable profit grew 52%, to EUR 801 million. Sovereign contributed EUR 394 million, up 35%. Loans grew 5% and deposits 15%.
•
Poland: The acquisition of Bank Zachodni WBK increased the Group’s diversification as it contributed EUR 172 million to Group profit since its integration in April. From January to September of this year, the bank earned EUR 245 million, an increase of 40%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Madrid, Oct. 27, 2011 — Banco Santander registered net attributable profit of EUR 5,303 million in the first nine months of 2011, a decline of 13% from a year earlier. This profit includes the EUR 620 million fund created in the second quarter to cover potential claims that could arise from the sale of payment protection insurance in the U.K. Excluding this provision, profit in the first half would stand at EUR 5,923 million, down 3% from the first three quarters of 2010.
Banco Santander Chairman Emilio Botín said: “Our strong capacity to generate profit and the soundness of our balance sheet will enable us to exceed new capital requirements without the need to issue capital while maintaining our remuneration at EUR 0.60 per share in 2011.”
This year the Group has carried out two transactions which will generate capital gains of approximately EUR 1.5 billion. These will be incorporated in the fourth quarter and will be fully used to strengthen the balance sheet. These capital gains come from the alliance with Zurich Financial for the insurance business in Latin America, with a capital gain of EUR 750 million, and the entrance of new shareholders in Santander Consumer USA’s capital. They will provide US$ 1,150 million of capital in a transaction that generates another capital gain of EUR 750 million for the Group.
Results
The third quarter of 2011 was marked by a deterioration of the macroeconomic environment and the sovereign debt crisis, which has generated volatility in equity and currency markets as well as tension in wholesale funding markets.
In this context, Grupo Santander has focused on growing its basic revenues, which are the main lever of profit generation, strengthening its liquidity and capital position.
Grupo Santander Results

		Var. / 9M’10
EUR Mill.	9M’11	Amount	%
Net interest income	22,853	+957	+4.4
Fees	8,017	+728	+10.0
Trading gains and other[1]	2,384	+133	+5.9
Gross income	33,254	+1,818	+5.8

Operating expenses	-14,725	-1,227	+9.1
Net operating income	18,529	+591	+3.3

Loan-loss provisions	-7,777	+78	-1.0

Net op. income after provisions	10,752	+668	+6.6

Other results and provisions[2]	-2,474	-1,256	n.m.
Profit before tax	8,278	-588	-6.6

Tax and minority interests	-2,975	-189	+6.8

Attributable profit	5,303	-777	-12.8

(1)	Including dividends, equity accounted income, and other operating results

(2)	Including provision for PPI in Q2’11 in the UK (EUR 842 mill. before tax)
Diversification continues to be the driver enabling the Bank to achieve quarterly revenues of more than EUR 11,000 million for a second quarter in a row, an increase of 6% in the first nine months of the year. Total revenues are set for a record amount of EUR 44,000 million for the full year, of which more than half will come from emerging markets for the first time.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

The performance of net interest income in Spain was of particular note in the context of a slowdown in activity. The Santander branch network and Banesto have focused on profitability, enabling an improvement in the spread between the cost of deposits and the yield of loans for a fourth consecutive quarter. As a result, revenues grew for a third quarter in a row from the floor set in the fourth quarter of 2010. Total revenues in both units amounted to EUR 4,985 million, representing 15% of the Group’s total revenues (EUR 33,254 million) and 10% of profit.
Performance of costs, which grew 9%, clearly reflects the different economic cycles the Group’s units are going through. The main units in Spain — Santander and Banesto — registered a decline in costs of around 1%. Costs in Portugal decreased 2% and are down 1% in the U.K. On the other hand, the Group’s main units in Latin America increased costs by around 11% due to the expansion of their commercial infrastructure in view of strong growth in business.
As a result, net operating income stood at EUR 18,529 million, up 3%. Loan-loss provisions were down 1%, to EUR 7,777 million in the first nine months of the year. The Group’s NPL ratio came to 3.86%, compared to 3.78% in the previous quarter. NPLs fell in Latin America, Santander Consumer Finance and Sovereign, remained stable in the U.K., and grew 0.34 point in Spain to 5.15%, influenced both by credit deterioration and a slowdown in loans. However, these ratios continue to be below the sector average in the markets where Santander operates.
The results of the first nine months underline Grupo Santander’s capacity to generate recurring ordinary profit of nearly EUR 6,000 million (attributed profit including the charges in the U.K.), after setting aside loan-loss provisions of about EUR 7,800 million. This capacity to generate recurrent earnings was highlighted by the stress tests carried out in July by the European Banking Authority (EBA), which showed Santander to be the European bank which, under the most adverse scenario, would generate the highest profit, distribute the largest dividend and retain the most earnings.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Emerging markets (Latin American and Poland), with high levels of growth, accounted for 47% of Group results, while 53% came from mature markets such as Spain, the U.K., Germany, the U.S. and Portugal.
Business
Santander’s central strategy continues to be to attract more, better customers, increase its business with them and to improve its financial structure through more stable deposits. The situation is different in each market. Thus, the units in emerging markets are growing more in loans than in deposits, particularly in Latin America. In contrast, deposits are growing by more than loans in the units where economies are slowing and debt is being reduced.
This combination has allowed Banco Santander to continue to strengthen its liquidity position. Total Group lending came to EUR 734,302 million, or 118% of deposits of EUR 619,911 million. In December of 2008, this ratio was 150%. Moreover, Banco Santander continues to enjoy better access to the market than other institutions, with debt issues of EUR 36,000 million during the first nine months, exceeding total maturities for the year of EUR 31,000 million. Moreover, Santander placed asset-backed securities worth EUR 20,000 million during the period.
Total customer funds managed by the Group were nearly unchanged from a year earlier at EUR 976,598 million at the close of September, 2011, while customer deposits rose by 3%. In Spain, deposits from residents increased by 2%, to EUR 161,571 million, while non-resident deposits rose by nearly 5% to EUR 451,346 million.
Grupo Santander net lending rose 3% to EUR 734,302 million at the close of September, 2011. Loans to residents in Spain fell by around 6%, while loans to non-residents increased by 6%. In Spain and the U.K., which account for 63% of Group lending, outstanding loans fell and were stable, respectively.
Capital and the share
Banco Santander has analyzed the new capital requirements realized by the EBA. In view of these, Santander announces that its objective is to attain a core capital ratio of 10% by June 30, 2012, one point more than the level required by European authorities, without the need to issue new capital and while maintaining its shareholder remuneration policy, including the payment of EUR 0.60 per share in 2011.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Banco Santander wishes to state that:
•	Maintaining a strong capital base is one of the pillars of the bank’s strategy.
•	The stress test carried out by the EBA in July found Banco Santander to be the European bank with the highest profit and the highest distributed dividend.
•
Santander has a comfortable capital position, with a core capital ratio of 9.42% at the close of the third quarter, including the EUR 7,000 millon of Valores Santander bonds that will be obligatorily converted into shares in October 2012.

Banco Santander expects core capital to stand at 10% as of June 30th, 2012 (10.7% as of December 2012), taking into account new EBA mark-to-market criteria for European public debt, which will reduce common equity by EUR 1,500 million, amounting to 0.2 point of core capital.
Lastly, Banco Santander highlights that:
•	The Group’s ordinary business activity and scrip dividend generate capital of at least 0.15 point per quarter.

•	The Bank will continue its program to optimize its risk assets, as it has been doing in recent quarters, which will generate additional capital.
Banco Santander closed the quarter with market capitalization of about EUR 52,532 million, making it the ninth bank in the world and first in the euro zone by stock market value. Santander had 3,263,997 shareholders at the close of September 2011. Total employment in the Group was 191,350, serving more than 100 million customers through 14,709 branches, making Santander the international financial group with the most shareholders and the largest branch network.
More information is available at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Key consolidated data

			Variation
	9M ’11	9M ’10	Amount	%	2010
Balance sheet (million euros)
Total assets	1,250,476	1,235,712	14,764	1.2	1,217,501
Net customer loans	734,302	715,642	18,661	2.6	724,154
Customer deposits	619,911	601,293	18,618	3.1	616,376
Customer funds under management	976,598	984,195	(7,597)	(0.8)	985,269
Shareholders’ equity	79,144	73,753	5,391	7.3	75,273
Total managed funds	1,382,920	1,375,136	7,783	0.6	1,362,289

Income statement (million euros)
Net interest income	22,853	21,896	957	4.4	29,224
Gross income	33,254	31,436	1,818	5.8	42,049
Net operating income	18,529	17,938	591	3.3	23,853
Profit from continuing operations	5,977	6,817	(841)	(12.3)	9,129
Attributable profit to the Group	5,303	6,080	(777)	(12.8)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.5981	0.7010	(0.1030)	(14.7)	0.9418
Diluted EPS (euro)	0.5929	0.6949	(0.1021)	(14.7)	0.9356
ROE	9.47	11.75			11.80
ROTE	14.32	18.04			18.11
ROA	0.65	0.77			0.76
RoRWA	1.37	1.55			1.55
Efficiency ratio (with amortisations)	44.3	42.9			43.3

BIS II ratios and NPL ratios (%)
Core capital	9.42	8.47			8.80
Tier I	10.74	9.72			10.02
BIS ratio	13.24	12.98			13.11
NPL ratio	3.86	3.42			3.55
NPL coverage	66	75			73

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	6.224	9.317	(3.093)	(33.2)	7.928
Market capitalisation (million euros)	52,532	76,668	(24,136)	(31.5)	66,033
Book value (euro)	8.91	8.49			8.58
Price / Book value (X)	0.70	1.10			0.92
P/E ratio (X)	7.81	9.97			8.42

Other data
Number of shareholders	3,263,997	3,146,531	117,466	3.7	3,202,324
Number of employees	191,350	176,471	14,879	8.4	178,869
Continental Europe	63,934	54,551	9,383	17.2	54,518
o/w: Spain	33,214	33,536	(322)	(1.0)	33,694
United Kingdom	26,034	23,109	2,925	12.7	23,649
Latin America	90,106	87,765	2,341	2.7	89,526
Sovereign	8,950	8,539	411	4.8	8,647
Corporate Activities	2,326	2,507	(181)	(7.2)	2,529
Number of branches	14,709	13,907	802	5.8	14,082
Continental Europe	6,636	6,075	561	9.2	6,063
o/w: Spain	4,785	4,856	(71)	(1.5)	4,848
United Kingdom	1,386	1,328	58	4.4	1,416
Latin America	5,964	5,784	180	3.1	5,882
Sovereign	723	720	3	0.4	721
Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 24 2011, following a favourable report from the Audit and Compliance Committee on October, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M ’11	9M ’10	Amount	%	9M ’11	9M ’10	Amount	%

Income statement (million euros)
Continental Europe	6,703	6,871	(168)	(2.4)	2,441	2,739	(298)	(10.9)

o/w: Santander Branch Network	1,815	1,765	51	2.9	602	669	(68)	(10.1)
Banesto	876	1,064	(187)	(17.6)	189	413	(223)	(54.1)
Santander Consumer Finance	2,738	2,501	236	9.5	990	601	389	64.8
Portugal	355	518	(163)	(31.4)	129	368	(239)	(64.9)
Retail Poland (BZ WBK)	261		261		172		172

United Kingdom	2,437	2,873	(436)	(15.2)	757	1,529	(772)	(50.5)

Latin America	10,308	9,419	889	9.4	3,528	3,425	103	3.0

o/w: Brazil	7,579	6,615	965	14.6	1,973	2,063	(90)	(4.4)
Mexico	1,097	1,122	(25)	(2.2)	731	466	266	57.0
Chile	952	975	(23)	(2.3)	466	483	(17)	(3.4)

Sovereign	905	891	14	1.5	394	293	102	34.7

Operating areas	20,354	20,054	299	1.5	7,120	7,986	(866)	(10.8)

Corporate Activities	(1,824)	(2,116)	292	(13.8)	(1,817)	(1,906)	89	(4.7)

Total Group	18,529	17,938	591	3.3	5,303	6,080	(777)	(12.8)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	9M ’11	9M ’10	9M ’11	9M ’10	30.09.11	30.09.10	30.09.11	30.09.10

Ratios (%)
Continental Europe	42.3	38.9	10.71	13.57	5.05	4.01	62	75

o/w: Santander Branch Network *	45.8	46.7	11.60	12.44	7.70	4.90	41	55
Banesto	46.4	42.0	5.39	12.37	4.69	3.83	53	60
Santander Consumer Finance	30.9	27.0	13.32	10.35	4.29	5.13	132	122
Portugal	52.6	43.6	6.97	21.35	3.78	2.43	53	69
Retail Poland (BZ WBK)	45.4		26.14		6.26		69

United Kingdom**	43.8	40.0	8.11	23.65	1.88	1.77	40	48

Latin America	38.9	38.4	21.54	21.53	4.10	4.15	102	103

o/w: Brazil	36.8	37.2	22.99	22.11	5.05	4.97	100	98
Mexico	39.8	37.8	21.56	18.94	1.78	2.20	176	199
Chile	38.9	35.6	24.81	28.59	3.63	3.58	88	94

Sovereign	43.7	43.9	13.24	13.89	3.22	4.80	93	72

Operating areas	40.9	39.1	13.83	17.88	3.84	3.39	69	77

Total Group**	44.3	42.9	9.47	11.75	3.86	3.42	66	75

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2011 stood at 5.63% (3.79% in September 2010) and NPL coverage was 39% (61% in September 2010).

**	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, ROE UK: 14.75%; ROE Total Group: 10.57%.

	Employees		Branches
	30.09.11	30.09.10	30.09.11	30.09.10

Operating means
Continental Europe	63,934	54,551	6,636	6,075

o/w: Santander Branch Network	18,747	18,809	2,915	2,931
Banesto	9,560	9,745	1,716	1,767
Santander Consumer Finance	15,452	13,947	662	523
Portugal	6,084	6,218	724	762
Retail Poland (BZ WBK)	9,563		527

United Kingdom	26,034	23,109	1,386	1,328

Latin America	90,106	87,765	5,964	5,784

o/w: Brazil	52,433	52,296	3,731	3,623
Mexico	12,997	12,435	1,099	1,093
Chile	12,300	11,629	494	500

Sovereign	8,950	8,539	723	720

Operating areas	189,024	173,964	14,709	13,907

Corporate Activities	2,326	2,507

Total Group	191,350	176,471	14,709	13,907

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 27, 2011	By:	/s/ José Antonio Álvarez Name: José Antonio Álvarez
Title: Executive Vice President